SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 17, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement of Decision Regarding Company Split (Small-scale Company Split) of Imaging & Sensing Solutions Business

November 17, 2020
Sony Corporation

Announcement of Decision Regarding Company Split (Small-scale Company Split) of Imaging & Sensing Solutions Business

Sony Corporation (“Sony” and, together with its consolidated subsidiaries, “Sony Group”) today announced that Sony Semiconductor Solutions Corporation (“SSS”) will succeed to certain rights and obligations related to Sony’s imaging and sensing solutions business (“Business”) by an “absorption-type company split” (“Company Split”), as set forth below.

Certain information is omitted from this announcement since this Company Split is a “small-scale company split” with Sony’s wholly-owned subsidiary.

1.	Purpose of the Company Split

As announced on May 19, 2020 in a press release titled “Announcement of New Sony Group Organizational Structure”, Sony will change its company name and relaunch as “Sony Group Corporation” as of April 1, 2021. Sony currently has two functions, one as the headquarters of Sony Group and the other to provide overall management support for its electronics businesses. These functions will be separated and redefined, with Sony Group Corporation focusing on its role as the headquarters of Sony Group. In connection with this organizational change, Sony will perform the Company Split for the purpose of transferring to SSS certain rights and obligations related to the Business as part of the transfer of certain functions regarding Sony’s electronics business.

2.	Summary of the Company Split

(1)	Schedule of the Company Split
Approval of the Company Split agreement
(by the representative corporate executive officer) To be determined
Execution of the Company Split agreement To be determined
Effective date of the Company Split April 1, 2021 (scheduled)

* Sony will perform the Company Split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the Company Split

The method of the Company Split is an absorption-type company split between Sony (as the splitting company) and SSS (as the successor company).

(3)	Details of consideration allotted upon the Company Split

SSS will issue common shares (the details of which will be decided separately upon the discussion between Sony and SSS) to Sony upon the completion of the Company Split as consideration for the assets, liabilities, agreements, and other rights and obligations transferred to SSS.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the Company Split.

(5)	Increase or decrease of the stated capital upon the Company Split

There will be no increase or decrease in Sony’s stated capital upon the completion of the Company Split.

(6)	Rights and obligations to be succeeded by the successor company

SSS, as the successor company, will succeed to certain rights and obligations related to the Business, such as assets, liabilities, agreements, and other rights and obligations as set forth in the Company Split agreement.

(7)	Expectation on the performance capabilities of the successor company’s obligations

Sony expects that SSS will be able to perform its obligations that become due after the effective date of the Company Split.

3.	Summary of both parties (the numbers and information shown below are as of March 31, 2020 for each of Sony and SSS)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Semiconductor Solutions Corporation (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	14-1, 4-chome, Asahi-cho, Atsugi-shi, Kanagawa, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer, Chairman, President and CEO	Terushi Shimizu Representative Director, President and CEO
Business	Manufacturing of electronic data processing machines, digital and analog computer, equipment and accessories	Design, development, manufacturing, and sales of semiconductor and related products
Stated capital	¥ 880,214 million	¥ 400 million
Date of incorporation	May 7, 1946	November 9, 2015
Number of shares issued	1,261,058,781 shares	100,000 shares
Fiscal year-end	March 31	March 31

Major shareholders and shareholding ratio
1  Citibank as Depositary Bank for Depositary Receipt Holders
9.38%
2  The Master Trust Bank of Japan, Ltd. (Trust Account)
8.20%
3  Japan Trustee Services Bank, Ltd. (Trust Account)
6.13%
4  JP Morgan Chase Bank 385632
3.18%
5   Japan Trustee Services Bank, Ltd. (Trust Account 7)
2.38%
Sony Corporation 100%
Financial status and operating results for the last fiscal year
Net assets	¥ 4,789,535 million (consolidated) (Note)	¥ 210,111 million (non-consolidated)
Total assets	¥ 23,039,343 million (consolidated)	¥ 499,931 million (non-consolidated)
Net assets per share	¥ 3,380.96 (consolidated)	¥ 2.10 million (non-consolidated)
Net sales	¥ 8,259,885 million (consolidated)	¥ 1,039,167 million (non-consolidated)
Operating income	¥ 845,459 million (consolidated)	¥ 184,769 million (non-consolidated)
Ordinary income	¥ 799,450 million (consolidated) (Note)	¥ 183,873 million (non-consolidated)
Net income	¥ 582,191 million (consolidated) (Note)	¥ 115,149 million (non-consolidated)
Net income per share	¥ 471.64 (consolidated) (Note)	¥ 1.15 million (non-consolidated)

Note:	Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income attributable to Sony’s stockholders” and “net income attributable to Sony’s stockholders per share of common stock” are stated in place of “Net assets”, “Ordinary income”, “Net income” and “Net income per share”, respectively.

(2)	Summary of business subject to the Company Split

Sony’s imaging and sensing solutions business

(3)	Operating results of the Business transferred by the Company Split

	Net sales:	Undetermined

(4)	Assets and liabilities to be succeeded upon the Company Split

	Assets:	Undetermined
	Liabilities:	Undetermined

4.	Status after the Company Split

As described in “1. Purpose of the Company Split” above, Sony will change its company name as “Sony Group Corporation” as of April 1, 2021. Otherwise, upon the completion of the Company Split, there will be no changes in the location of the head office, the title and name of representatives, the business (excluding the Business transferred by the Company Split), the stated capital or the fiscal year-end of Sony.
Upon the completion of the Company Split, there will be no changes in the trade name, location of the head office, the title and name of representatives, the business (excluding the Business transferred by the contemplated Company Split), the stated capital or the fiscal year-end of SSS.

5.	Outlook after the Company Split

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2021 is anticipated as a result of the completion of the Company Split.

(For reference) Sony’s consolidated financial forecast for the fiscal year ending March 31, 2021, which was announced on October 28, 2020, and its consolidated financial results for the fiscal year ended March 31, 2020 are presented in the table below.

(Yen in millions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2021	8,500,000	700,000	765,000	800,000
Consolidated financial results for the fiscal year ended March 31, 2020	8,259,885	845,459	799,450	582,191

- EOF -